SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2014

Eni S.p.A.
(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 - 00144 Rome, Italy
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ☐                    No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):               )

Press Release dated September 3, 2014

Press Release dated September 10, 2014

Press Release dated September 11, 2014

Press Release dated September 17, 2014

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name: Antonio Cristodoro
Title:	Head of Corporate Secretary's Staff Office

Date: September 30, 2014

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), September 3, 2014 - During the period from August 25 to August 29, 2014, Eni acquired No. 594,200 shares for a total consideration of euro 11,200,407.59, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.

The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
25/08/2014	119,000	18.6186	2,215,609.07
26/08/2014	118,000	18.9442	2,235,411.26
27/08/2014	118,000	18.9952	2,241,428.62
28/08/2014	119,500	18.8675	2,254,669.74
29/08/2014	119,700	18.8245	2,253,288.90
Total	594,200	18.8496	11,200,407.59

Following the purchases announced today, considering the treasury shares already held, on August 29, 2014 Eni holds No. 27,363,337 shares equal to 0.75% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: Report on the purchase of treasury shares

San Donato Milanese (Milan), September 10, 2014 - During the period from September 1 to September 2, 2014, Eni acquired No. 236,860 shares for a total consideration of euro 4,505,808.61, within the authorization to purchase treasury shares approved at Eni’s General Meeting of shareholders on May 8, 2014, previously subject to disclosure pursuant to Article 144-bis of Consob Regulation 11971/1999.

The following are details of transactions for the purchase of treasury shares on the Electronic Stock Market on a daily basis:

Date	Number of ordinary shares purchased	Average price (euro)	Consideration (euro)
01/09/2014	118,500	19.0125	2,252,983.91
02/09/2014	118,360	19.0337	2,252,824.70
Total	236,860	19.0231	4,505,808.61

Following the purchases announced today, considering the treasury shares already held, on September 2, 2014 Eni holds No. 27,600,197 shares equal to 0.76% of the share capital.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni: no illegal conduct on Opl 245 acquisition

San Donato Milanese (Milan), September 11, 2014 - In relation to the preliminary investigation launched by the Milan Prosecutor's office on the acquisition of the block OPL 245 in 2011, Eni continues to deny any illegal conduct.

Eni highlights that it entered into agreements for the acquisition of the block only with government of Nigeria and Shell. The entire payment for the issuance of the license to Eni and Shell was made uniquely to the Nigerian government. Eni notes that, according to documents received yesterday as part of a foreign procedure ordering the seizure of a third party’s bank account, following a request by the Prosecutor of Milan, Eni’s CEO and Chief Development, Operations and Technology Officer are under preliminary investigation by the Milan prosecutor's office.

Eni is cooperating with the Milan prosecutor’s office, and is confident that the correctness of its actions will emerge during the course of the investigation.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com

Eni Board of Directors

  Approval of 2014 interim dividend: euro 0.56 per share
  Member of the Watch Structure appointed
  Implementation of the 2014 Long-Term Incentive Plan resolved

Rome, September 17, 2014 - At the board meeting held today, Eni’s Board of Directors resolved to distribute to Shareholders an interim dividend for the fiscal year 2014 of euro 0.56 per each share1 outstanding at the ex-dividend date as of September 22, 2014, payable on September 25, 2014. The proposal to distribute an interim dividend of euro 0.56 was announced to the market on July 31, 2014, when the Company published its second quarter results2.

Holders of ADRs will receive euro 1.12 per ADR, with each ADR listed on the New York Stock Exchange representing two Eni shares, outstanding at the record date as of September 24, 2014, payable on October 6, 20143.

Eni’s independent auditors have issued their report pursuant to Article 2433-bis, paragraph 5, of the Italian Civil Code.

The board’s resolution on the interim dividend was made on the basis of the half year separate accounts of the parent company Eni SpA at June 30, 2014, which were prepared in accordance with IFRS. In the first half of 2014 Eni SpA reported net profit of euro 4,787 million4.

Following consultation with the Nomination Committee and the Board of Statutory Auditors, the Board also appointed Domenico Noviello, Senior Vice President Labour Law and Disputes, as member of the Watch Structure, pursuant to Legislative Decree No. 231 of 2001, replacing Fabrizio Barbieri who left the Company.

(1) As a result of the tax reform enacted on January 1, 2004, dividends are not entitled to a tax credit and, depending on the recipient’s fiscal status, either are subject to a withholding tax or are treated in part as taxable income.
(2) Pursuant to Article 83-terdecies of the Italian Legislative Decree No. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in Article 83-quater, paragraph 3 of the Italian Legislative Decree No. 58 of February 24, 1998 – at the end of the accounting day of the September 24, 2014 (record date). Eni treasury shares held by the company on the record date will be excluded from the distribution of dividends.
(3) On ADR payment date, The Bank of New York Mellon will pay Eni SpA’s dividend less the entire amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.
(4) The accounting report of Eni SpA at June 30, 2014, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend are deposited at Eni SpA Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800 940 924 for calls from Italy and 800 11 22 34 56, after dialling the International access code (+), for calls from outside Italy.

Pursuant to Article 84-bis, subsection 5, of Consob Regulation 11971/1999 the Company informs that the Board of Directors, upon proposal by the Compensation Committee, resolved the implementation for 2014, with regards to top management, of the Long-Term Incentive Plan approved by the Ordinary General Meeting of Shareholders on May 8, 2014, whose informative document is available on the website www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 - +39.0659822030
Freephone for shareholders (from Italy): 800940924
Freephone for shareholders (from abroad): +80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com
segreteriasocietaria.azionisti@eni.com
investor.relations@eni.com

Web site: www.eni.com